Exhibit 2.7

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of November 19, 2012, is entered into by and between GENESIS GROUP HOLDINGS, INC., a Delaware corporation (“Parent”) and TEKMARK GLOBAL SOLUTIONS, LLC a New Jersey Limited Liability Company (“Seller”).  Seller, Parent and Purchaser (as defined below) may be referred to from time to time in this Agreement, individually as a “Party” and collectively as the “Parties.”

WHEREAS, Seller is the sole owner of Seller’s Telco Professional Services and Motorola Handset Testing business division (the “Telco Professional Services Division”); and

WHEREAS, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase from Seller, the property, assets and business of the Telco Professional Services Division upon the terms and subject to the conditions set forth herein, and to enter into the other transactions as described herein;

NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties expressly contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth herein, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1           Definitions.  The following terms shall have the following meanings for the purposes of this Agreement:

“Acquired Assets” has the meaning set forth in Section 2.1.

“Act” has the meaning set forth in Section 3.2.

“Affiliate” of a Person means a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the first Person, including, but not limited to, a subsidiary of the first Person, a Person of which the first Person is a subsidiary, or another subsidiary of a Person of which the first Person is also a subsidiary.

“Agreement” means this Asset Purchase Agreement, including all exhibits and schedules hereto, as it may be amended from time to time.

“Allocation” has the meaning set forth in Section 2.9.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Balance Sheet” means the internally prepared balance sheet of the Business dated as of September 30, 2012, a copy of which is set forth in Schedule 1.1.

“Balance Sheet Date” means September 30, 2012.

“Bill of Sale” means a bill of sale in a form mutually agreeable to the Seller and Purchaser.

“Business” means the business and operations of the Telco Professional Services Division of Seller which provides telecom engineering site development, telecom construction management, telecom equipment installation, integration, commissioning and maintenance, telecom network engineering and operations and telecom mobile hand set device testing for telecom service providers and telecom equipment manufacturers.

“Business Confidential Information” means all information, knowledge or data related to the operation of the Business or the Acquired Assets that is not in the public domain or otherwise publicly available, other than as a result of any action or inaction by Seller, or that has been treated as confidential by Seller.  Business Confidential Information does not include any information, knowledge or data which is used by Seller in any of Seller’s other business operations.

“Business Day” means any day other than (a) any Saturday or Sunday or (b) any other day on which banks located in New York, New York are required or permitted to be closed.

“Business Plans” has the meaning set forth in Section 3.13(a).

“Closing” has the meaning set forth in Section 2.5.

“Closing Date” has the meaning set forth in Section 2.5.

“Closing Objection Notice” has the meaning set forth in Section 2.7(b).

“Closing Notice” has the meaning set forth in Section 2.7(a).

“Closing TTM EBITDA” means the EBITDA for the twelve (12) month period ending on the last day of the month prior to the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Price” shall mean the per share price to the public of Parent’s Common Stock in the IPO as set forth on the final prospectus for such offering; provided that, prior to the closing of the IPO, the Common Stock Price shall be $0.03 per share (as adjusted for stock splits, stock dividends, reverse stock splits, recapitalizations and the like).

“Competitor” means any Person or business unit or group of any Person whose business operations are substantially similar to the Business or any material portion thereof, located anywhere in the United States or its territories.

“Contract” means any contract, lease, commitment, understanding, task order, sales order, purchase order, delivery order, teaming agreement, joint venture agreement, other agreement, indenture, mortgage, note, bond, right, warrant, instrument, plan, permit or license, whether written or oral, which is intended or purports to be binding and enforceable.

“Customer Contracts” has the meaning set forth in Section 2.1(b).

“Debt” means, any and all (a) obligations for borrowed money, whether current or unfunded, secured or unsecured (including any accrued but unpaid interest thereon and any premiums, penalties, termination fees, expenses or breakage costs due upon prepayment of such indebtedness or payable as a result of the consummation of the transactions contemplated hereby) and whether or not evidenced by notes, bonds, debentures, mortgages or other debt instruments, debt securities or other similar instruments, (b) obligations to reimburse any Person for amounts drawn upon or funded under a letter of credit or similar arrangement, but which have not been repaid, (c) obligations arising out of overdrafts, acceptance credit or similar facilities and (d) guarantees of obligations of a type described in clauses (a) - (c).

“Determined Losses” has the meaning set forth in Section 10.6.

“Earnout Notice” has the meaning set forth in Section 2.8.

“Earnout Objection Notice” has the meaning set forth in Section 2.8.

“Earnout Payment” includes the Initial Earnout Payment, the First Supplemental Earnout Payment and the Second Supplemental Earnout Payment.

“EBITDA” means, for any period, the aggregate earnings before interest expense,  Taxes, depreciation and amortization of the Business plus any extraordinary or non-recurring expenses of the Business; provided, however, for purposes of computing EBITDA of the Business solely with respect to post-Closing periods general and administrative expenses and similar corporate overhead expenses used in determining EBITDA shall not be materially increased from those contained in the Financial Statements with respect to the period of the same duration immediately prior to the Closing without the consent of Seller.

“Equipment” means machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property accounted for as equipment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.14(c).

“Estimated Closing TTM EBITDA” has the meaning set forth in Section 2.7(a).

“Estimated Tax Amount” shall mean $4, 200,000.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Final Closing Notice” has the meaning set forth in Section 2.7(b).

“Financial Statements” means, collectively, (a) the internally prepared unaudited balance sheet of the Telco Professional Services Division as of December 31, 2011 and the internally prepared unaudited statements of income and cash flows of the Telco Professional Services Division for the 12-month period ended December 31, 2011, and (b) the internally prepared unaudited Balance Sheet of the Telco Professional Services Division as of September 30, 2012 and internally prepared unaudited statements of income and cash flows of the Telco Professional Services Division for the nine-month period ended September 30, 2012.  The Financial Statements shall include a calculation of EBITDA for the relevant periods covered.

“First Supplemental Earnout Payment” has the meaning set forth in Section 2.6(c).

“First Supplemental Earnout Period” has the meaning set forth in Section 2.6(c).

“Forward EBITDA” means the EBITDA of the Business for the Initial Earnout Period.

“Fraudulent Conveyance Laws” has the meaning set forth in Section 3.24.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means the government of the United States or any foreign country, any state or political subdivision thereof, or any entity, body or authority exercising executive, legislative, judicial, regulatory, administrative or other governmental functions or any court, department, commission, board, agency, instrumentality or administrative body of any of the foregoing.

“Guaranty” has the meaning set forth in Section 11.15.

“Indemnitee” has the meaning set forth in Section 10.4.

“Indemnitor” has the meaning set forth in Section 10.4.

“Independent Accounting Firm” has the meaning set forth in Section 2.7(b).

“Initial Cash Payment” has the meaning set forth in Section 2.6(a)(i).

“Initial Closing Payment” means the Initial Cash Payment and the Initial Share Issuance.

“Initial Earnout Payment” has the meaning set forth in Section 2.6(b).

“Initial Earnout Period” means the twelve (12)-month period commencing on the first day of the first calendar month commencing after the Closing Date (e.g. if the Closing Date is December 15, 2012, the Earnout Period would begin on January 1, 2013 and end on December 31, 2013).

“Initial Share Issuance” has the meaning set forth in Section 2.6(a)(ii).

“IPO” shall mean the first registered, underwritten public offering of Parent’s Common Stock on Form S-1 after the date hereof.

“Key Employee” means each of Leonard Semon, Gary Del Grande and Guy Del Grande.

“Key Employee Employment Agreement” means the employment agreements by and between Purchaser and each of Leonard Semon and Gary Del Grande effective as of the Closing Date.

“Law” means any constitution or provision thereof, law, statute, regulation, ordinance, rule, Order, consent decree, settlement agreement or governmental requirement enacted by, promulgated by, entered into by, agreed to or imposed by any Governmental Authority.

“Leased Real Property” means all real property utilized by Seller in the Business.

“Liability” means any liability, debt or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due, and whether or not required to be reported under GAAP), including any liability for Taxes.

“Lien” means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on sale, transfer, diposition or otherwise), whether imposed by agreement, understanding, Law or otherwise.

“Loss” or “Losses” means all Liabilities, losses, costs, claims, damages, lost profits, lost revenues, penalties and expenses, whether or not special, non-compensatory, consequential, indirect, incidental, statutory or punitive.

“Material Adverse Change” or “Material Adverse Effect” means an adverse change, event, development or effect on or in the business, operations, assets, Liabilities, results of operations, cash flows, prospects or condition (financial or otherwise) of the Telco Professional Services Division, the Acquired Assets or the Business taken as a whole; provided, however, that Material Adverse Change or Material Adverse Effect shall not include any adverse change, event, development, or effect to the extent arising from or relating to: (a) general business or economic conditions, including such conditions related to the Business (provided the impact on the Business or the Business is not disproportionate to the impact on similar companies in the same industry); (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (c) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (d) changes in Laws; or (e) the taking of any action required by this Agreement.

“Material Contract” has the meaning set forth in Section 3.10(b).

“Notice of Claim” has the meaning set forth in Section 10.4.

“Notice of Objection” has the meaning set forth in Section 10.4.

“Order” means any decree, injunction, judgment, order, ruling, assessment or writ.

“Parent” has the meaning set forth in the introductory statements of this Agreement.

“Parent Common Stock” means shares of Parent common stock.

“Parent’s Appraisal” has the meaning set forth in Section 2.9.

“Party” or “Parties” has the meaning set forth in the introductory paragraph of this Agreement.

“Payoff Letter” has the meaning set forth in Section 7.5(e).

“Permit” means any license, permit, franchise, certificate of authority, or Order, or any waiver of the foregoing, required to be issued by any Governmental Authority.

“Permitted Liens” means (a) Liens created by Law for current taxes not yet due and payable and (b) Liens on Equipment securing leases or purchase money indebtedness or financing of such Equipment.

“Person” means any individual or any corporation, proprietorship, firm, partnership, limited partnership, limited liability company, trust, association, Governmental Authority or other entity.

“Post-Closing Taxes” means (i) any taxes of the Business with respect to any Post-Closing Tax Period, and (ii) any taxes of Purchaser or its respective Affiliates for which Purchaser or any of its Affiliates is liable, whether in connection with this Agreement or otherwise.

“Post-Closing Tax Period” means any taxable period ending after the Closing Date, including the portion of any straddle period ending after the Closing Date.

“Pre-Closing Taxes” means (i) any Taxes of Seller or any of its Affiliates with respect to the Business for any Pre-Closing Tax Period, (ii) any Taxes of Seller or  any of its Affiliates for which Seller or any of its Affiliates is liable, whether in connection with this Agreement or otherwise, and (iii) any Taxes of any other Person for which Seller or any of its Affiliates is liable by law, contract or otherwise.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Purchase Price” has the meaning set forth in Section 2.6.

“Purchaser” shall mean Parent or a subsidiary of Parent created or designated pursuant to Section 2.12.

“Purchaser Indemnitees” has the meaning set forth in Section 10.7(a).

“Resolved Amount” has the meaning set forth in Section 10.4.

“Retained Contracts” has the meaning set forth in Section 2.2(a).

“Schedule of Exceptions” has the meaning set forth in Article III.

“SEC” means the U.S. Securities and Exchange Commission, or any successor Governmental Authority.

“Second Supplemental Earnout Payment” has the meaning set forth in Section 2.6(c).

“Second Supplemental Earnout Period” has the meaning set forth in Section 2.6(c).

“Seller” has the meaning set forth in the introductory paragraph of this Agreement.

“Seller’s Charter Documents” means the Certificate of Formation and the Operating Agreement of Seller, and all amendments to either such document.

“Seller Contracts” means all Contracts to which Seller is a party relating to the Business or binding upon or affecting the Acquired Assets, except the Retained Contracts.

“Seller Indemnitees” has the meaning set forth in Section 10.7(b).

“Seller’s knowledge” or “to the knowledge of Seller or variants thereof mean with respect to any matter in question that any Key Employee or any other officer of Seller has actual knowledge of such matter or would have knowledge of such matter after reasonable inquiry and investigation, including inquiry of any employee of Seller that has responsibility for such matter.  For purposes of this definition, any applicable person shall be deemed to have knowledge of information in documents that are or have been in his or her possession (including in electronic format).

“Straddle Period” means any Tax period which commences before the Closing Date and ends after the Closing Date.

“Supplement” has the meaning set forth in Section 5.2.

“Tax Return” means any report, return or other information required to be and actually supplied to a Governmental Authority in connection with any Taxes.

“Taxes” means all taxes, charges, fees, duties (including customs duties), levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, severance, license, payroll, environmental, capital stock, disability, employee’s income withholding, other withholding, unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

“Telco Professional Services Division” has the meaning set forth in the introductory statements of this Agreement.

“Termination Date” has the meaning set forth in Section 9.1(f).

“Trademark License Agreement” means a trademark license agreement in a form mutually agreeable to the Seller and Purchaser.

“Transaction Documents” means the Bill of Sale, the Trademark License Agreement and the Transition Services Agreement.

“Transfer Taxes” has the meaning set forth in Section 2.10.

“Transition Services Agreement” means a transition services agreement for no additional consideration in a form mutually agreeable to the Seller and Purchaser.

“Threshold Amount” has the meaning set forth in Section 10.7(a).

“Treasury Regulations” means the Treasury Regulations promulgated under the Code by the U.S. Treasury Department.

ARTICLE II

SALE AND PURCHASE

 2.1           Agreements to Sell and Purchase.  Subject to the terms and conditions of this Agreement, and in exchange for the Purchase Price to be paid as provided herein, at the Closing Seller shall sell, assign, convey, transfer, assign and deliver to Purchaser, free and clear of all Liens except Permitted Liens, and Purchaser shall purchase, acquire and take assignment of, all of Seller’s right, title and interest in, to and under the Business and all of the assets properties, rights, privileges, claims and Contracts of every kind and nature, real and personal, tangible and intangible, absolute or contingent, wherever located, owned or used by Seller exclusively in connection with the Business other than the Excluded Assets (the “Acquired Assets”), including, without limitation the following Acquired Assets:

 (a)          all items of tangible personal property, including the items listed on Schedule 2.1(a);

 (b)          all customer Contracts and purchase orders, including those identified on Schedule 2.1(b) (collectively, the “Customer Contracts”);

 (c)          all Permits and all pending applications for Permits used or held for use in the Business, including those identified on Schedule 2.1(c);

 (d)          all of Seller’s intellectual property used in the Business, including customer lists, trade secrets, know-how, proprietary information and processes, and the goodwill associated therewith, excluding the intellectual property covered by the Trademark License Agreement;

 (e)          all Seller Contracts, including those listed on Schedule 2.1(e); and

 (f)           all Business Confidential Information.

 2.2           Excluded Assets.  Notwithstanding anything in Section 2.1 to the contrary, Purchaser expressly understands and agrees that the following assets and properties of Seller (the “Excluded Assets”) are not being purchased by Purchaser and do not constitute Acquired Assets:

 (a)          all Contracts to which Seller is a party relating to the Business or binding upon or affecting the Acquired Assets that are set forth in Schedule 2.2(a) (the “Retained Contracts”), including all leases of Leased Real Property;

 (b)          cash;

 (c)          accounts receivable of Seller (whether or not pertaining to the Business or the Telco Professional Services Division);

 (d)          any assets of Seller used or held for use in businesses other than the Business; and

 (e)          any assets listed on Schedule 2.2(e).

 2.3           Assumed Liabilities.  At the Closing, Purchaser shall, subject to the terms and obligations of the Transition Services Agreement, assume obligations under Seller Contracts, including, without limitation, Customer Contracts, constituting Acquired Assets that arise in connection with the operation of the Business after the Closing (the “Assumed Liabilities”).

 2.4           Excluded Liabilities.  Except for the Assumed Liabilities, Purchaser shall not assume by virtue of this Agreement or any other transaction contemplated hereby, and shall have no liability for, any of Seller’s Liabilities (collectively, the “Excluded Liabilities”), including:

 (a)          any Liability for Taxes attributable to or imposed upon Seller or its Affiliates or attributable to or imposed upon the Business or the Acquired Assets for periods ending on or prior to the Closing, including any Transfer Taxes;

 (b)          any Liability for employee wages, salaries or benefits or for consultant fees;

 (c)          any Liability for accounts payable of Seller (whether or not related to the Business or the Telco Professional Services Division);

 (d)          any Debt of Seller;

 (e)           any Liabilities under any Seller Contract arising prior to the Closing, including with respect to any breach or default under any Seller Contract occurring prior to the Closing; and

 (f)           any Liabilities under any Retained Contract.

 2.5           Closing.  Subject to the terms and conditions hereof, the purchase and sale of the Business and the Acquired Assets as provided for herein (the “Closing”) shall take place at 10:00 A.M. (Eastern time) on the date that is no later than the second Business Day after all the conditions thereto have been satisfied or waived or at such other date and time as Purchaser and Seller shall mutually agree (which date of Closing shall be referred to herein as the “Closing Date”).  The Closing shall be deemed to occur at the offices of Purchaser or in such other location as Purchaser and Seller mutually agree.  The Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of, 12:01 A.M. on the Closing Date.

 2.6           Purchase Price; Payment of Consideration.  Purchaser shall pay the aggregate purchase price set forth in this Section 2.6 for the Business and the Acquired Assets (the “Purchase Price”) as follows:

 (a)           At the Closing:

(i)           Purchaser shall pay to Seller an amount equal to the difference between (a) the product of 5.0 multiplied by Estimated Closing TTM EBITDA minus (b) two million six hundred thousand dollars ($2,600,000) (the “Initial Cash Payment”), payable in cash in immediately available funds by wire transfer;

(ii)          Parent shall issue to Seller the number of shares of Parent Common Stock equal to Estimated Closing TTM EBITDA divided by the Common Stock Price, rounded to the nearest whole shares (the “Initial Share Issuance”); and

(iii)         Parent shall deposit the Estimated Tax Amount into escrow pursuant to Section 5.11.

(b)           An additional Purchase Price payment (the “Initial Earnout Payment”) equal to the Forward EBITDA shall be paid by Purchaser to Seller in cash in immediately available funds by wire transfer pursuant to Section 2.8 of this Agreement.

(c)           Supplemental Earnout Payments.  Additional Earnout Payments shall be paid by Purchaser to Seller in cash in immediately available funds by wire transfer pursuant to Section 2.8 of this Agreement for (i) the twelve (12) month period commencing on the first day of the thirteenth calendar month commencing after the Closing Date (the “First Supplemental Earnout Period”) and (ii) the twelve (12) month period commencing on the first day of the twenty-fifth calendar month commencing after the Closing Date (the “Second Supplemental Earnout Period”).  The Earnout Payment for the First Supplemental Earnout Period shall be an amount equal to the product of 2.0 multiplied by the positive difference, if any, between (A) the EBITDA for the Business for the First Supplemental Earnout Period minus (B) the Closing TTM EBITDA (the “First Supplemental Earnout Payment”).  The Earnout Payment for the Second Supplemental Earnout Period shall be an amount equal to the product of 2.0 multiplied by the positive difference, if any, between (Y) the EBITDA for the Business for the Second Supplemental Earnout Period minus (Z) the Closing TTM EBITDA (the “Second Supplemental Earnout Payment”).  In connection with each Earnout Payment (other than the Initial Earnout Payment), Parent’s independent auditors shall determine and calculate the EBITDA for the Business for the First Supplemental Earnout Period or the Second Supplemental Earnout Period, as applicable, as well as the resulting First Supplemental Earnout Payment or Second Supplemental Earnout Payment, as applicable.

 2.7           Calculation of Initial Closing Payment; Post-Closing Adjustment.

(a)           Seller shall prepare, in good faith, and deliver to Purchaser no later than the close of business on the day that is two (2) Business Days prior to the Closing Date, a notice (the “Closing Notice”), certified by Seller’s chief financial officer and otherwise in form and substance reasonably satisfactory to Purchaser, setting forth (i) Seller’s good faith estimate of the Closing TTM EBITDA (the “Estimated Closing TTM EBITDA”) and (ii) the resulting Initial Closing Payment (as well as the separate amounts of the Initial Cash Payment and the Initial Share Issuance).  The Estimated Closing TTM EBITDA shall be calculated using the same accounting principles and methodologies as used in the preparation of the Financial Statements.  The Closing Notice shall be accompanied by sufficient documentation to support the calculations set forth therein as reasonably determined by Parent.

(b)           As promptly as practicable, but not later than sixty (60) days after the Closing Date, Seller shall prepare in good faith, and shall deliver to Purchaser a notice (the “Final Closing Notice”) setting forth (i) Seller’s good faith calculation of the Closing TTM EBITDA, including a summary of any difference between such calculation and the Estimated Closing TTM EBITDA and (ii) the resulting Initial Closing Payment (as well as the separate amounts of the Initial Cash Payment and the Initial Share Issuance).  The Final Closing Notice shall be accompanied by sufficient documentation to support the calculations set forth therein as reasonably determined by Parent.  Seller and its accountants will make available to Parent and its accountants all records and work papers used in preparing the calculations for the Final Closing Notice.  If Parent disagrees with any of these calculations, Parent may, within thirty (30) days after receipt of the Final Closing Notice, deliver a notice of objection (a “Closing Objection Notice”) to Seller setting forth Parent’s calculations.  If Parent does not deliver a Closing Objection Notice within such 30-day period, then the Final Closing Notice shall be deemed to be accepted by Parent and Purchaser.  Seller, Parent and Purchaser will use reasonable efforts to resolve any disagreements as to the calculations included in the Final Closing Notice but if they do not agree to a final resolution with respect to any disagreement within thirty (30) days after Seller has received the Closing Objection Notice, Seller, Parent and Purchaser will jointly retain an independent accounting firm of recognized national standing (the “Independent Accounting Firm”) to resolve any remaining disagreements.  Parent, Purchaser and Seller will direct the Independent Accounting Firm to render a determination within sixty (60) days of its retention, and Parent, Purchaser, Seller, and their respective agents will cooperate with the Independent Accounting Firm during its engagement.  The Independent Accounting Firm will consider only those items and amounts in the Final Closing Notice which Parent, Purchaser and Seller are unable to resolve.  Parent, Purchaser and Seller shall each make written submissions to the Independent Accounting Firm promptly (and in any event within twenty (20) days after the Independent Accounting Firm’s engagement), which submissions shall contain such Party’s information, arguments, and support for such Party’s position.  The Independent Accounting Firm shall review and base its determination solely upon such submissions.  In resolving any disputed item, the Independent Accounting Firm may not assign a higher value to the Closing TTM EBITDA or to the Initial Closing Payment (including the Initial Cash Payment and the Initial Share Issuance) than that contained in the Final Closing Notice, or a lower value to the Closing TTM EBITDA or to the Initial Closing Payment (including the Initial Cash Payment and the Initial Share Issuance) that that contained in the Closing Objection Notice.  The costs and expenses of the Independent Accounting Firm shall be borne by Parent, on the one hand, and Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to Parent and Purchaser, on the one hand, or to Seller, on the other hand, bears to the amount actually contested by the Parties.  For example, if Seller claims the Initial Closing Payment amount is $1,000 more than the amount determined by Parent, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Seller $700 of the $1,000 contested, then the costs and expenses of the Independent Accounting Firm will be allocated 70% (i.e., 700 ÷ 1,000) to Parent and 30% (i.e., 300 ÷ 1,000) to Seller.

(c)           If the Initial Closing Payment in the Final Closing Notice, as agreed upon by the Parties or as determined by the Independent Accounting Firm, is greater than the Initial Closing Payment in the Closing Notice, Purchaser shall owe and pay to Seller an additional amount of cash under the Initial Cash Payment and Parent shall owe and deliver to Seller an additional number of shares of Parent Common Stock, based on the formulas set forth in Sections 2.6(a)(i) and (ii) herein.  If the Initial Closing Payment in the Final Closing Notice, as agreed upon by the Parties or as determined by the Independent Accounting Firm, is less than the Initial Closing Payment in the Closing Notice, then Seller shall owe and remit to Purchaser an amount of cash under the Initial Cash Payment and to Parent a number of shares of Parent Common Stock, based on the formulas set forth in Sections 2.6(a)(i) and (ii) herein.  Such payments, deliveries and remittances relating to an increase of or a reduction in the Initial Closing Payment shall be made by Purchaser and Parent to Seller or by Seller to Purchaser and Parent within five (5) Business Days after the end of the 30-day period if no Closing Objection Notice is delivered or within five (5) Business Days after a mutual resolution by Seller, Parent and Purchaser or the determination by the Independent Accounting Firm of all disputed items set forth in an Closing Objection Notice.

2.8           Calculations and Payment of Earnout Payments.  The calculation of (i) Forward EBITDA, (ii) EBITDA for the Business for the First Supplemental Earnout Period and Second Supplemental Earnout Period, (iii) the Initial Earnout Payment, (iv) the First Supplemental Earnout Payment, and (v) the Second Supplemental Earnout Payment shall be made by Purchaser’s independent public accountants (or other appropriate third party mutually agreed upon by Purchaser and Seller) and delivered to Seller within 45 days of the end of the applicable earnout period (each, an “Earnout Notice”).  Purchaser and its accountants will make available to Seller and its accountants all records and work papers used in preparing the calculations contained in such Earnout Notice.  If Seller disagrees with any of these calculations, Seller may, within thirty (30) days after receipt of the Earnout Notice, deliver a notice of objection (an “Earnout Objection Notice”) to Purchaser setting forth Seller’s calculations.  If Seller does not deliver an Earnout Objection Notice within such 30-day period, then the Earnout Notice shall be deemed to be accepted by Seller and the respective Earnout Payment shall be paid by Purchaser to Seller within ten (10) Business Days of the end of the 30-day period.  Seller and Purchaser will use reasonable efforts to resolve any disagreements as to the calculations included in the Earnout Notice but if they do not agree to a final resolution with respect to any disagreement within thirty (30) days after Purchaser has received the Earnout Objection Notice, Seller, Parent and Purchaser will jointly retain an Independent Accounting Firm to resolve any remaining disagreements.  Parent, Purchaser and Seller will direct the Independent Accounting Firm to render a determination within sixty (60) days of its retention, and Parent, Purchaser, Seller, and their respective agents will cooperate with the Independent Accounting Firm during its engagement.  The Independent Accounting Firm will consider only those items and amounts in the Earnout Notice which Parent, Purchaser and Seller are unable to resolve.  Parent, Purchaser and Seller shall each make written submissions to the Independent Accounting Firm promptly (and in any event within twenty (20) days after the Independent Accounting Firm’s engagement), which submissions shall contain such Party’s information, arguments, and support for such Party’s position.  The Independent Accounting Firm shall review and base its determination solely upon such submissions.  In resolving any disputed item, the Independent Accounting Firm may not assign a higher value to any item greater than the value for such item claimed by either Party or less than the lowest value for such item claimed by either Party.  The Earount Payment determined by the Independent Accounting Firm shall be paid by Purchaser to the Seller within ten (10) Business Days.  The costs and expenses of the Independent Accounting Firm shall be borne by Parent and Purchaser, on the one hand, and Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to Parent and Purchaser, on the one hand, or to Seller, on the other hand, bears to the amount actually contested by the Parties.  For example, if Seller claims the Earnout Payment amount is $1,000 more than the amount determined by Parent and Purchaser, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Seller $700 of the $1,000 contested, then the costs and expenses of the Independent Accounting Firm will be allocated 70% (i.e., 700 ÷ 1,000) to Parent and 30% (i.e., 300 ÷ 1,000) to Seller.

2.9           Allocation of Purchase Price.  The allocation of the Purchase Price among the Acquired Assets (any such agreed upon allocation being the “Allocation”) in accordance with Section 1060 of the Code and the Treasury Resolutions thereunder is set forth in Schedule 2.9 to this Agreement. Such Allocation shall be subject to adjustment as mutually agreed upon in the event of any adjustment to the initial closing payment.  Parent, Purchaser and Seller further agree to act in accordance with the Allocation, if any, in any Tax Returns or similar filings.  In the event that any Tax authority disputes the Allocation, if any, the applicable Party shall promptly notify the other Parties of the existence and nature of such dispute.

2.10         Payment of Sales and Related Taxes.  Seller shall pay all sales, use, value-added, excise, registration, stamp, duty, transfer and other similar taxes and governmental fees (collectively, “Transfer Taxes”) imposed or levied directly as a result of this Agreement or the transactions contemplated hereby.  The Parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such Transfer Taxes.

2.11         Insurance Proceeds.  If any of the Acquired Assets are destroyed or damaged or taken in condemnation, the insurance proceeds or condemnation award with respect thereto shall be an Acquired Asset.  At the Closing, Seller shall pay or credit to Purchaser any such insurance proceeds or condemnation awards received by it on or prior to the Closing and shall assign to Purchaser or assert for the benefit of Purchaser all of its rights against any insurance companies, Governmental Authority and others with respect to such damage, destruction or condemnation.  The provisions of this Section 2.11 shall not affect any right of Parent and Purchaser not to consummate the purchase of the Acquired Assets and the Business if any condition to such obligation set forth in Article VII has not been satisfied.

2.12         Parent Subsidiary.  Prior to Closing, Parent shall have the right, but not the obligation, to create or designate a subsidiary of Parent to serve as the “Purchaser” pursuant to this Agreement and transactions contemplated hereby. If Parent exercises its right under this Section 2.12, it shall promptly notify Seller and cause such subsidiary to execute a counterpart signature page to this Agreement, after which time all references to Purchaser shall refer to such subsidiary. Until Parent complies with the foregoing, Parent shall be deemed to be the Purchaser for purposes of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Seller represents and warrants to Purchaser that, except as set forth on the schedule of exceptions attached hereto as Exhibit A hereto (the “Schedule of Exceptions”), which exceptions or disclosures shall be deemed to be part of the representations and warranties made hereunder, the following representations in this Article III are true, correct and complete as of the date hereof.  The Schedule of Exceptions shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections of this Article III, and the disclosures in any section or subsection of the Schedule of Exceptions shall only qualify each section and subsection of this Article III to which it corresponds and each other section and subsection of this Article III to the extent it is reasonably apparent from a reading of the text of the disclosure without reference to any underlying document that such disclosure is applicable to such other section or subsection.

3.1           Due Organization.  Seller is duly organized, validly existing and in good standing under the laws of the State of New Jersey, and possesses all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business, including the Business.  Section 3.1 of the Schedule of Exceptions lists each jurisdiction in which Seller is qualified or licensed to do business as a foreign Person.  Seller is duly qualified or licensed to do business as a foreign Person in all jurisdictions in which the character or the location of the Acquired Assets or Seller’s conduct of the Business requires qualification or licensing and is in good standing in each such jurisdiction, except in each case where the failure to be so qualified could not have a Material Adverse Effect.

3.2           Authorization; Investment Intent.

(a)           Seller has all necessary right, power and authority to enter into this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Transaction Documents by Seller and the performance by Seller of its obligations hereunder and thereunder have been duly authorized by all necessary limited liability company action of Seller in accordance with applicable Law and Seller’s Charter Documents.  This Agreement constitutes and the Transaction Documents, when executed and delivered by Seller, will constitute the valid and legally binding obligations of Seller enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights or by general principles of equity, whether such enforceability is considered in a court of law, a court of equity or otherwise.  The Acquired Assets do not constitute all or substantially all of the assets of Seller, and in any event no vote of Seller’s members is required in connection with Seller’s execution, delivery and performance of this Agreement or any Transaction Document.

(b)           Seller understands that the shares of Parent Common Stock (and any shares of common stock issued or issuable upon conversion thereof) have not been registered under the Securities Act of 1933, as amended (the “Act”), and that such shares may not be sold, assigned, pledged, transferred or otherwise disposed of unless the such shares are registered under the Act or an exemption from registration is available.  Such Seller represents and warrants that (i) Seller is an “accredited investor” as such term is defined in Rule 501 of Regulation D and (ii) Seller is acquiring the shares of Parent Common Stock (and any shares of common stock issued or issuable upon conversion thereof) for its own account, for investment, and not with a view to the sale or distribution of such shares except in compliance with the Act.  Seller is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Parent Common Stock (and any shares of common stock issued or issuable upon conversion thereof).  Seller believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Parent Common Stock (and any shares of common stock issued or issuable upon conversion thereof).  Seller further represents that it has had an opportunity to ask questions and receive answers from the Parent regarding the terms and conditions of the offering of the Parent Common Stock (and any shares of common stock issued or issuable upon conversion thereof).  Each certificate representing the Parent Common Stock (and any shares of common stock issued upon conversion thereof) will have the following or substantially similar legend thereon:

 “The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws.  The shares have been acquired for investment and may not be sold or transferred in the absence of an effective Registration Statement for the shares under the Act unless, in the opinion of counsel satisfactory to the Company, registration is not required under the Act or any applicable state securities laws.”

3.3           Consents and Approvals.  Except as set forth in Section 3.3 of the Schedule of Exceptions, no consent, license, authorization or approval of, filing, registration or declaration with, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation by Seller of the transactions contemplated hereby or thereby. The execution, delivery and performance under this Agreement and the Transaction Documents, the consummation of the transactions contemplated hereby and compliance with the terms of this Agreement and the Transaction Documents by Seller does not and will not (i) violate or conflict with, result in a breach or termination of, result in any loss or forfeiture of rights or benefits under, constitute a default under, or permit cancellation of, or require any notice or consent under any Seller Contract or any Law applicable to Seller, the Business or any of the Acquired Assets, (ii) result in the creation of, or require the creation of any Lien upon any of the Acquired Assets, or (iii) violate or conflict with any provision of Seller’s Charter Documents.

3.4           Financial Statements.  The Financial Statements were prepared in accordance with GAAP applied on a basis consistent with prior periods and present fairly the financial position, assets and Liabilities of the Telco Professional Services Division as of the dates thereof and the revenues, expenses, results of operations and cash flows of the Business for the periods covered thereby.  The Financial Statements are in accordance with the books and records of Seller maintained in connection with the Business, and do not reflect any transactions which are not bona fide transactions.  Except as set forth in the Balance Sheet, there are not any Liabilities of the Telco Professional Services Division, other than trade payables to third parties and accrued expenses incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date.  A true and complete copy of the Financial Statements is attached as Exhibit A to the Schedule of Exceptions.

3.5           No Changes.  Since the Balance Sheet Date, the Business has been conducted in the ordinary course and in a manner consistent with past practice, and there has not been (a) any Material Adverse Change or event or change (whether alone or with any other event or change) that has had or could have a Material Adverse Effect; (b) any agreement, condition, action or omission that would be proscribed by (or require consent under) Section 5.1 had it existed, occurred or arisen after the date of this Agreement; (c) any strike or other labor dispute related to the Business; or (d) any casualty, loss, damage or destruction (whether or not covered by insurance) of any of the Acquired Assets (or assets that would have been Acquired Assets had this Agreement been entered into on the Balance Sheet Date).

3.6           Title to Assets.  Seller has good and marketable title to all of the Acquired Assets, free of all Liens other than Permitted Liens.  The Acquired Assets constitute all of the properties, interests in properties and assets necessary for the conduct of the Business by Purchaser after the Closing as presently conducted by Seller, other than the Excluded Assets.  Except as set forth in Section 3.6 of the Schedule of Exceptions, no Person (including any Affiliate of Seller) other than Seller owns any material assets, properties or rights relating to or used or held for use in the Business, other than leased property, and no portion of the Business is or has ever been operated in a subsidiary or other Affiliate of Seller.

3.7           Real Property.  Seller operates the Business at the Leased Real Property, and at no other locations, other than client sites.  Except as set forth in Section 3.7 of the Schedule of Exceptions, no Leased Real Property or other real property is an Acquired Asset. All Leased Real Property is leased, and not owned, by Seller.  Section 3.7 of the Schedule of Exceptions lists the addresses and the leases relating to each Leased Real Property.  All leases of Leased Real Property are Retained Contracts.

3.8           Personal Property.  All of the tangible assets (whether owned or leased) constituting Acquired Assets (a) are suitable for the purposes for which such assets are presently used and are suitable for the continuing conduct of the Business after the Closing, and (b) have been maintained and are in good operating condition and repair (normal wear and tear excepted).

3.9           No Third Party Options.  There are no agreements, options, commitments or rights with, of or to any Person (other than Parent and Purchaser) to acquire any of the assets, properties, rights, shares or other equity interests of Seller related to the Telco Professional Services Division or the Business, and Seller is not a party to any agreement to merge into (or have another entity merge into it) or consolidate with another entity.

3.10           Contracts.

 (a)           All of the Material Contracts are in writing and are in full force and effect and constitute the legal, valid and binding obligations of Seller and, to the knowledge of Seller, the other parties thereto.  All of the Material Contracts are enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and by equitable limitations on the availability of specific remedies.  No termination notice has been delivered by Seller to any other party or by any other party to Seller, with respect to any Material Contract.  As to each Material Contract, there does not exist thereunder any breach, violation or default on the part of Seller or, to the knowledge of Seller, any other party to such Material Contract, and there does not exist any event, occurrence or condition, including the consummation of the transaction contemplated hereby, which (with or without notice, passage of time, or both) would constitute a breach, violation or default thereunder on the part of Seller, which breach, violation or default has had, or could have, individually or in the aggregate, a Material Adverse Effect.  No waiver has been granted by Seller or any of the other parties thereto under any of the Material Contracts.  Seller has made available to Parent and Purchaser true and complete copies of each Material Contract.

 (b)           Section 3.10(b) of the Schedule of Exceptions sets forth a true and complete list of all Contracts of the following types to which Seller is a party or otherwise bound with respect to the Business, or to which any of the Acquired Assets is subject (including in each case which subsection(s) of this Section 3.10 to which such Material Contract is responsive) (each such Contract, whether or not so listed, is referred to as a “Material Contract”):

 (i)           any Contract or arrangement of any kind with any employee, officer, director, shareholder or other equity interest holder or other Persons with whom the Seller is not dealing at arm’s-length;

 (ii)          any Contract or arrangement with a broker, advertising agency, placement agent or other Person engaged in sales, marketing, distributing or promotional activities, or any Contract to act as one of the foregoing on behalf of any Person;

 (iii)         any Contract or arrangement of any nature (A) having an aggregate value in excess of $10,000, (B) of any value that is not terminable by Seller at any time on notice of thirty (30) days or less or (C) is otherwise material to the Business;

 (iv)         any indenture, credit agreement, loan agreement, note, mortgage, security agreement, letter of credit, loan commitment, guaranty, repurchase agreement or other Contract or arrangement relating to the borrowing of funds, an extension of credit or financing, pledging of assets or guarantying the obligations of any Person;

 (v)          any Contract involving Seller as a participant in or an owner of a partnership, limited liability company, corporation, joint venture, strategic alliance, or other cooperative undertaking;

 (vi)         any Contract or arrangement involving any restrictions on the Seller or any employee of Seller with respect to the geographical area of operations where such Person may conduct business, or scope or type of business that such Person may conduct or the solicitation of any individual or class of individuals for employment;

 (vii)        any Contract granting to any Person a right at such Person’s option to purchase or acquire any asset or property (or interest therein);

 (viii)       any Contract for capital improvements or expenditures in excess of $5,000 individually or $20,000 in the aggregate;

 (ix)          any Contract for which the full performance thereof may extend beyond ninety (90) days from the date of this Agreement;

 (x)           any Contract not made in the ordinary course of business which is to be performed in whole or in part at or after the date of this Agreement;

 (xi)          any Contract or arrangement relating to management support, facilities support or similar arrangement which, if breached, could have a Material Adverse Effect;

 (xii)         any Contract whereby any Person agrees (A) not to compete with Seller or to solicit employees or clients or customers of Seller, or (B) to maintain the confidentiality of any Business Confidential Information;

 (xiii)        any Contract for the provision of consulting services of any type or nature and any arrangement for the payment of commissions;

 (xiv)        the real property leases of all Leased Real Property;

 (xv)        any Contract that obligates Seller to make contingent payments of any type; and

 (xvi)       any Contract relating to any litigation or claim at any time during the last five (5) years or under with there are ongoing responsibilities;

3.11           Permits.  Section 3.11 of the Schedule of Exceptions contains a true and complete list as of the date hereof of all Permits used or held for use by Seller with respect to the Business.  Except for such Permits, there are no Permits that are necessary for the lawful operation of the Business.  The Business is in compliance with all requirements and limitations under such Permits.  All such Permits are valid and in full force and effect.  To the knowledge of Seller, no suspension, cancellation or termination of any such Permit is threatened or imminent.  No employee, officer, director, shareholder, consultant, advisor or manager of Seller owns or has any interest in any such Permit.

3.12          Insurance.  Section 3.12 of the Schedule of Exceptions contains a true and complete list as of the date hereof of all policies of fire, liability, errors and omissions, workmen’s compensation, public and product liability, title and other forms of insurance which cover the Acquired Assets or the Business, which insurance is comprised of the types and in the amounts customarily carried by businesses of similar size in the same industry, and a claims history for the past three years with respect to the Business.  All such policies are in full force and effect and all applicable premiums, which are due and owing as of the Closing Date, have been paid.  No notice of cancellation or termination or increase in premiums (except for general increases in rates to which similarly situated companies are subject) has been received with respect to any such policy.  No insurer has cancelled or refused to renew any insurance applicable to any Acquired Asset or the Business nor has any insurer applied any additional material restrictions to any such existing insurance policy during the term of such policy or upon renewal thereof.  Seller has timely filed all claims for which it is seeking payment or other coverage under any of its insurance policies with respect to the Business or any assets of the Telco Professional Services Division, including the Acquired Assets.  Seller has not made any claim with respect to the Business or the assets used by the Telco Professional Services Division against an insurance policy as to which the insurer is denying coverage or defending the claim under a reservation of rights.  Seller is not in default in any material respect under any insurance policy maintained by it which covers the Business or any assets of the Telco Professional Services Division, including the Acquired Assets.

3.13          Employee Benefit Plans and Employment Agreements.

 (a)           Section 3.13(a) of the Schedule of Exceptions contains a list as of the date of this Agreement of each “employee benefit plan,” as defined in Section 3(3) of ERISA and all other material employment contracts, and employee benefit plans, programs, policies and arrangements (including all collective bargaining, stock purchase, stock option, compensation, deferred compensation, pension, retirement, severance, termination, separation, vacation, sickness, health insurance, welfare and bonus plans, arrangements, and agreements) entered into, maintained or contributed to by Seller for the benefit of continuing employees or other service-providers (or former employees or service-providers) of the Telco Professional Services Division or in which any such employees or other service-providers participate (collectively, the “Business Plans”).

 (b)           Seller has made available to Purchaser true and correct copies of each of the Business Plans (including all amendments thereto) and all Contracts relating thereto, or to the funding thereof, including all trust agreements, insurance Contracts, administration Contracts, investment management Contracts, subscription and participation Contracts, and recordkeeping Contracts, each as in effect on the date hereof, to the extent such Business Plans are in written form (and, as to any Business Plan that is not in writing, a description of the material terms of such plan).  To the extent applicable, a true and correct copy of the most recent annual report, actuarial report, summary plan description, and Internal Revenue Service determination letter with respect to each of the Business Plans has been made available to Purchaser by Seller.

 (c)           There are no actions, suits or claims pending or, to the knowledge of Seller, threatened involving any Business Plan or the assets thereof (other than routine claims for benefits), and no audits, inquiries or proceedings pending or threatened by the IRS or other Governmental Authority with respect to any Business Plan.  Each Business Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, Orders, rules and regulations (foreign and domestic), including (without limitation) ERISA and the Code, which are applicable to such Business Plan.

 (d)           There is no Contract, plan or arrangement covering any employee or former employee of Seller involved in the Business that, individually or collectively, could give rise to the payment as a result of the transactions contemplated by this Agreement of any amount that would not be deductible by Seller by reason of Section 280G of the Code.  For purposes of the foregoing sentence, the term “payment” shall include (without limitation) any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits.  The execution of this Agreement and the consummation of the transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (1) entitle any Person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Business Plan, (2) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Business Plan, or (3) trigger any obligation to fund any Business Plan.

 (e)           No Business Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

3.14           Employees.  Section 3.14 of the Schedule of Exceptions contains a true and complete list of the names, titles, annual compensation, all bonuses and similar payments (including any equity compensation) made or owed for the current and preceding year, accrued vacation as of the date hereof, for each employee of Seller who works in the Business.

3.15           Taxes.

 (a)           Seller has paid to, and where necessary collected or withheld and remitted to, the proper Governmental Authority, all Taxes of Seller that are due and payable.

 (b)           Seller has filed all Tax Returns which are required to be filed and all such Tax Returns are complete and accurate in all material respects.  All unpaid Taxes with respect to the Business or the Acquired Assets for periods through the Balance Sheet Date are reflected on the Balance Sheet.  Seller does not have any Liability for Taxes with respect to the Business or any of the Acquired Assets accruing after the Balance Sheet Date other than Taxes accrued in the ordinary course of business and which are not yet due.

 (c)           There is no, and there has never been any, action, suit, investigation, audit, claim, collection or assessment pending or, to the knowledge of Seller, proposed or threatened, with respect to any Tax Return or Taxes relating to the Business or any of the Acquired Assets.  There is no claim by a Taxing authority relating to the Business or any of the Acquired Assets in a jurisdiction where Seller is not paying Taxes or filing Tax Returns asserting that Seller is or may be subject to Taxes assessed by such jurisdiction as a result of the operations of the Business or the location or use of Acquired Assets in such jurisdiction.  There are no Liens for Taxes upon any of the Acquired Assets except Liens relating to current Taxes not yet due.

 (d)           Seller is not (and has never been) a party to any tax sharing agreement, tax indemnity agreement or tax allocation agreement, or has assumed the Tax liability of any other Person under contract.

 (e)           Seller has not been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code (i) within the three (3)-year period ending as of the date of this Agreement, or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

 (f)           Seller has never been a member of an affiliated group filing consolidated Tax Returns.  Seller does not have any actual or potential Liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person.

 (g)           There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws) that are required to be taken into account by Seller in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

 (h)           Seller has treated itself as the owner of each of the Acquired Assets for Tax purposes.  None of the Acquired Assets is the subject of a “safe harbor lease” within the meaning of former Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982.  None of the Acquired Assets directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.  None of the Acquired Assets is “tax-exempt property” within the meaning of Section 168(h) of the Code.

 (i)           There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which Seller may be subject with respect to the Business or any of the Acquired Assets.

 (j)           Seller has not engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

 (k)           Seller is in compliance with all terms and conditions of all Tax exemptions and Orders of any foreign government and the transactions contemplated by this Agreement shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or Orders.

 (l)           Seller is and has always been treated as a partnership for all income tax purposes.

3.16          No Defaults or Violations.

 (a)           Seller is not in breach of or default under any Material Contract, no event has occurred or circumstance exists which, with notice or lapse of time or both, would constitute a breach of or default under any Material Contract, and, to the knowledge of Seller, no other party to any Material Contract is in breach of or default under any such Material Contract.

 (b)          Seller is in material compliance with all, and no material violation exists under any, Laws applicable to the Business or any of the Acquired Assets.

 (c)          No notice from any Governmental Authority has been received within the past two (2) years claiming any violation of any Law or requiring any work, construction (other than pursuant to sales contracts with Governmental Authorities), or expenditure by Seller in connection with the Business or any of the Acquired Assets.

3.17           Litigation.  There are no actions, litigation, claims, suits, mediations, arbitrations, inquiries, government or other investigations or proceedings of any nature pending or, to Seller’s knowledge, threatened, involving Seller with respect to the Business, involving any of the Acquired Assets or, with respect to the Business, any of employees, consultants or advisors who work in the Business, before any Governmental Authority, or any such actions, litigation, claims, suits, mediations, arbitrations, inquiries, government or other investigations or proceedings that have been settled, dismissed or resolved since January 1, 2007.  Seller is not subject to any Order with respect to the Business or any of the Acquired Assets.

3.18           Related Parties.  Neither Seller nor any Key Employee has any direct or indirect interest in any other Person which conducts a business similar to the Business, or in any customer or supplier of the Business.

3.19           Accounts Receivable.  All accounts receivable of Seller reflected in the Balance Sheet represent bona fide, current and valid obligations arising from sales actually made or services actually performed in the ordinary course of business.  Seller has not received written notice from any obligor of any Receivable that such obligor is refusing to pay or contesting payment of amounts in excess of $5,000 in any individual case, or $20,000 in the aggregate, which has not been resolved prior to the date hereof, other than returns in the ordinary course of business under and in accordance with any Contract with any obligor of any such accounts receivable.

3.20           Brokers. Neither Seller nor any of Seller’s directors, officers, employees, consultants, advisors or agents, has employed or incurred any Liability to any broker, finder or agent with respect to this Agreement and the transactions contemplated hereby.

3.21           Compliance with Laws.  With respect to the Business and the Acquired Assets, Seller is not in violation of in any material respect, and, to the knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time) would constitute or result in a violation in any material respect by Seller of, or failure on the part of Seller to comply with in any material respect, any Law.

3.22           Business Practices.  To the knowledge of Seller, none of its directors, officers, consultants, advisors, agents or employees has, in connection with the Business or with respect to any of the Acquired Assets (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made, authorized, promised or offered to make any unlawful payments of money or other things of value to foreign government officials or employees or related parties, or to foreign political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) knowingly made any other payments in violation of applicable Law.

3.23           Product or Service Warranties.  Each product or service sold or performed by Seller in connection with the Business has been in conformity with all applicable Contracts and all express and implied warranties, in all material respects.  Seller has no Liability, and to Seller’s knowledge there is no current reasonable basis for any action or claim giving rise to any Liability, for replacement or repair or other damages in connection with any product or service sold or performed by Seller in connection with the Business.  No product or service sold or performed by Seller in connection with the Business is subject to any guaranty, lease or warranty beyond that implied or imposed by Law or included in Seller’s standard terms and conditions of sale, a copy of which has been delivered to Parent and Purchaser prior to the date hereof.

3.24           No Fraudulent Conveyance.  The Purchase Price paid by Parent and Purchaser constitutes reasonably equivalent value and fair consideration, as those terms are used under 11 U.S.C. Section 548, and other similar laws (collectively, “Fraudulent Conveyance Laws”), for the Business and the Acquired Assets.  This Agreement is an arm’s length sale transaction.  Seller is not now, nor will the transactions contemplated under this Agreement render Seller, “insolvent” as that term is used in the Fraudulent Conveyance Laws.  Seller is not engaged in any business or transaction for which property remaining with Seller constitutes “unreasonably small capital” as that term is used in the Fraudulent Conveyance Laws.  Seller does not intend to incur, or believe that it will incur, debts beyond its ability to pay as such debts mature.  Seller is not entering into this Agreement with the intent to hinder, defraud or delay its creditors and the consummation of the transactions contemplated in this Agreement will not constitute a fraudulent transfer or fraudulent conveyance or any act with similar consequences or potential consequences under the Fraudulent Conveyance Laws, or otherwise give rise to any right of any creditor of Seller whatsoever to lodge any claim against any of the Acquired Assets in the hands of Purchaser after the Closing, avoid the transactions hereunder, or lodge any claim against Purchaser or Parent.  Seller has no current plans to file and prosecute a petition for relief under Chapter 11 or 7 of the U.S. Bankruptcy Code.

3.25           Disclosure.  None of the representations or warranties made by Seller herein (including the Schedule of Exceptions) nor any statement of Seller in any certificate or other document provided to Parent or Purchaser in connection with the Closing, when all such documents are read together in their entirety, contains or will contain on the date hereof and on the Closing Date any untrue statement of a material fact, or omits or will omit on the date hereof and on the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser jointly and severally (if applicable) represent and warrant to Seller as follows:

4.1            Due Incorporation.  Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware with all requisite power and authority to own, lease and operate its properties and to carry on its business.  Each of Parent and Purchaser is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of the properties owned, leased or operated by it or the business conducted by it requires such licensing or qualification, except where the failure to be so qualified would not have a material adverse effect on Parent and its subsidiaries, taken as a whole.

4.2            Due Authorization.  Each of Parent and Purchaser has full power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by each of Parent and Purchaser of this Agreement have been duly and validly approved by all necessary corporate action and no further corporate action is necessary.  Each of Parent and Purchaser has duly and validly executed and delivered this Agreement to Seller.  This Agreement constitutes and the Transaction Documents to which it is a party, when executed and delivered by such Party, will constitute the legal, valid and binding obligations of Parent and Purchaser, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights or by general principles of equity, which such enforceability is considered in a court of law, a court of equity or otherwise.

4.3            Consents and Approvals.  No consent, license, authorization or approval of, filing, registration or declaration with, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Parent or Purchaser of this Agreement and the Transaction Documents and the consummation by Parent or Purchaser of the transactions contemplated hereby or thereby, except as have been obtained or will be obtained prior to the Closing.  The execution, delivery and performance by Parent and Purchaser of this Agreement do not (i) violate or conflict with, result in a breach or termination of, result in any loss or forfeiture of rights or benefits under, constitute a default under, or permit cancellation of any material Contract to which Parent or Purchaser, as applicable, is a party or to which any of its assets is subject, (ii) violate or conflict with any provision of Parent’s or Purchaser’s, as applicable, certificate of incorporation or bylaws, (iii) violate any Law applicable to Parent or Purchaser or any of their respective properties, assets, operations or business, (iv) result in any breach or termination of, or constitute a default under, or constitute an event which notice or lapse of time, or both, would become a default under, or result in the creation of any Lien upon any asset of Parent or Purchaser under, or create any rights of termination, cancellation or acceleration in any Person or entity under any material Contract or violate any Order to which Parent or Purchaser is a party or by which Parent or Purchaser or their respective assets, business or operations receive benefits, or result in the loss or adverse modification of any material license, franchise, permit or other authorization granted to or otherwise held by Purchaser that is material to the business or financial condition of Purchaser, in any such case as would have a material adverse effect on Purchaser or as would be reasonably likely to prevent Purchaser from completing the transactions contemplated hereunder.

4.5           Legal Proceedings.  There are no legal, administrative, arbitral or other actions, claims, suits or proceedings or investigations instituted or pending or, to the knowledge of either Parent or Purchaser, threatened against either Parent or Purchaser, or any subsidiary of Parent, or against any property, asset, or rights or interest of Parent or Purchaser, in each case that would be reasonably likely to prevent Parent and Purchaser from completing the transactions contemplated hereunder or which would otherwise have a material adverse effect on Parent and its subsidiaries taken as a whole.

4.6           Capital Structure.  The shares of Parent Common Stock to be issued to Seller as part of the Purchase Price hereunder will, when issued in accordance with this Agreement, be duly authorized, validly issued, fully paid and non-assessable.

4.7            Brokers.  Neither Parent or Purchaser nor any of their respective directors, officers, employees, consultants, advisors or agents has employed or incurred any Liability to any broker, finder or agent with respect to this Agreement and the transactions contemplated hereby.

4.8           Disclosure.  None of the representations or warranties made by Parent or Purchaser herein nor any statement of Purchaser in any certificate or other document provided to Seller in connection with the Closing, when all such documents are read together in their entirety, contains or will contain on the date hereof and on the Closing Date any untrue statement of a material fact, or omits or will omit on the date hereof and on the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE V

COVENANTS

5.1            Preservation of Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, Seller agrees (in each case except to the extent expressly contemplated by this Agreement or as consented to in writing by Purchaser, such consent not to be unreasonably withheld) to carry on the Business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization of the Telco Professional Services Division, keep available the services of its present employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it to the end that the goodwill of the Business shall be unimpaired at the Closing Date.  Without limiting the foregoing, except as expressly contemplated by this Agreement or as consented to in writing by Purchaser, such consent not to be unreasonably withheld, during the period from the date of this Agreement until the earlier of the termination of this Agreement and the Closing, Seller shall not cause or permit any of the following with respect to the Business or the Acquired Assets:

(a)           Material Contracts; Other Activities.  Enter into any Seller Contract not in the ordinary course of business or any Material Contract (including any Contract that would have been a Material Contract if in existence on the date hereof) constituting a Seller Contract, or violate, amend or otherwise modify or waive any of the terms of any Seller Contract or otherwise engage in any activities or transactions other than in the ordinary course of the Business consistent with past practice;

(b)           Dispositions.  Sell, lease, license or otherwise dispose of or encumber any Acquired Assets;

(c)           Leases.  Enter into any lease constituting a Seller Contract with aggregate payment obligations in excess of $10,000;

(d)           Insurance.  Reduce the amount of any insurance coverage provided by existing insurance policies covering the Business or any of the Acquired Assets;

(e)           Termination or Waiver.  Terminate or waive any right of substantial value that would otherwise constitute an Acquired Asset;

(f)            Pay Increases.  Increase the salaries or wage rates of any Key Employee, including target bonus or other form of compensation, including perquisites;

(g)           Severance Arrangements.  Grant any severance or termination pay to any employee who works in the Business;

(h)           Lawsuits.  Commence a lawsuit related to or involving the Business or any of the Acquired Assets other than (i) for the routine collection of receivables, or (ii) in such cases where Seller in good faith determines that failure to commence suit would result in the material impairment of a valuable asset or aspect of the Business, provided that it consults with Purchaser prior to the filing of such a suit or (iii) for breach of this Agreement;

(i)            Acquisitions.  Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or division or business thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business and that would constitute Acquired Assets hereunder;

(j)            Taxes.  Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(k)           Notices.  Fail to give all notices and other information required to be given, if any, to the employees who work in the Business, including pursuant to any collective bargaining agreement, the WARN Act, the National Labor Relations Act, the Code, the Consolidated Omnibus Budget Reconciliation Act and other applicable Law in connection with the transactions contemplated hereby or otherwise;

(l)            Revaluation.  Revalue any of the Acquired Assets, including writing down the value of inventory, other than in the ordinary course of business; or

(m)           Other.  Take or agree in writing or otherwise to take, any of the actions described in (a)-(l) above, or any action that would cause a breach of Seller’s representations and warranties contained in this Agreement or prevent Seller from performing or cause Seller not to perform its covenants hereunder or result in the failure of any closing condition hereunder.

5.2           Supplemental Information. No Party hereto shall take any action or fail to take any commercially reasonable action which, from the date hereof through the Closing, would cause or constitute a breach of any of the representations, warranties, agreements or covenants of such Party set forth in this Agreement or cause such representations, warranties, agreements or covenants to be inaccurate at the Closing.  From time to time prior to the Closing, each Party shall promptly (and in any event within 24 hours) disclose in writing to the other Parties any matter occurring after the date hereof, or which such Party becomes aware of after the date hereof, which, if existing and known on the date hereof, would have been required to be disclosed on the Schedule of Exceptions or which would render inaccurate any of the representations and warranties set forth hereof (each such disclosure referred to herein as a “Supplement”).  However, no Supplement provided pursuant to this Section 5.2 shall be deemed to cure any prior existing breach of any representation, warranty or covenant in this Agreement nor shall such Supplement be deemed to amend the Schedule of Exceptions without the written consent of the other Party.

5.3           Investigation.  No information or knowledge obtained by Parent or Purchaser pursuant to this Agreement or otherwise, whether conducted prior to or after the date hereof, shall affect or be deemed to modify any representation or warrant of Seller contained herein or the right of Parent and Purchaser to rely thereon, Parent’s and Purchaser’s rights under Article X, or the conditions to the obligations of Parent and Purchaser to effect the Closing.

5.4           Confidentiality; Noncompetition; Non-solicitation.

(a)           From and after the Closing, Seller shall not use for Seller’s own benefit or the benefit of any Person other than Parent and its Affiliates, or divulge or convey to any Person (other than Parent and its Affiliates), any Business Confidential Information.

(b)           Seller agrees and acknowledges that (i) Seller holds certain competitive advantages in the marketplace which are valuable to Parent and Purchaser, (ii) the Business is geographically diverse in scope, in that the Business has served clients located in various areas of the United States and abroad, (iii) the provisions of this Section 5.4 are reasonable in scope and duration and are reasonably designed to protect the goodwill and value of the Business and (iv) Seller’s agreement to this Section 5.4 is a condition to Parent and Purchaser entering into this Agreement and agreeing to complete the transactions contemplated herein.

(c)           For a period of 36 months after the Closing, Seller shall not use Business Confidential Information or otherwise, directly or indirectly, on such Seller’s own behalf or on behalf or for the benefit of any other Person, (i) with respect to or for purposes of engaging in a business competitive with the Business, solicit the trade or business of, or trade with or perform services for, any Person who is, or was at any time from 12 months before the Closing until the Closing, a client or customer of the Business, (ii) solicit or induce any person who is then an employee of Parent or any subsidiary of Parent to leave the employ of such entity for any reason whatsoever, or (iii) hire any employee of Parent or any subsidiary of Parent; provided, however, that (1) Seller may hire an employee of Parent or a subsidiary of Parent who was terminated by Parent or any such subsidiary or resigned from employment with Parent or such subsidiary so long as Seller did not directly or indirectly influence such termination or resignation, and (2) for purposes of clarification, with respect to clause (iii) above, the restrictions and prohibitions described herein shall not extend to prohibiting any Seller’s general advertising to the public (e.g., internet postings, phone book advertising, mailings, flyers, etc.), so long as any such mailer/flyer (or any similar mass advertising) is generally circulated and not merely targeted to the employees of Parent or any subsidiary of Parent.  For purposes of the avoidance of doubt, if a client or customer of Seller or of Essential Solutions LLC, an Affiliate of Seller, is a client or customer not only of the Business but also a client or customer of any other business operation of Seller or of Essential Solutions LLC, then from and after the Closing, Seller may continue to solicit the trade or business of, or trade with or perform services for any such client or customer; provided that such trade or service is not with respect to or for purposes of engaging in a business competitive with the Business.

(d)           For a period of 36 months after the Closing, Seller shall not, directly or indirectly, engage in a business competitive with the Business or manage, operate, join, advise, finance any business competitive with the Business or any Person that is a Competitor, or otherwise be or become a Competitor, in any case anywhere in the United States and its territories.  For purposes of the avoidance of doubt, none of the Seller’s other business operations as currently conducted are competitive with the Business.  Seller’s ownership interest in and other business activities with respect to its Affiliate, Essential Solutions LLC, shall not be deemed to be a violation or breach of or noncompliance with the covenants set forth in this Section 5.4(d) of the Agreement; provided that Seller shall use its best efforts to cause Essential Solutions LLC to comply with the Seller’s covenants under this Section 5.4 of the Agreement.

5.5           Suspension of Confidentiality; Noncompetition; Non-solicitation.  If Purchaser materially breaches any payment obligation under this Agreement, and such material breach has not been cured within 30 days of notice thereof to Purchaser from Seller, the obligations under the covenants in Sections 5.4(b), (c) and (d) hereof shall be suspended during the period beginning 30 days after such notice of such material breach and continuing so long as such material breach is continuing.

5.6           Public Announcement.  Except for public announcements required by SEC disclosure Laws concerning the proposed purchase and sale transactions herein contemplated and any related press releases, no public announcement or press release announcing such transactions will be made without the joint written consent of Purchaser and Seller.  Purchaser and Seller shall cooperate on the form, content, timing and manner of any such announcement (other than those related to SEC disclosure Laws).

5.7           Access.  Seller will permit representatives of Purchaser from and after the date hereof up and through Closing to have full access at all reasonable times and upon prior written notice to the books, accounts, records, properties, operations, facilities, clients, creditors, suppliers and personnel pertaining to the Business or the Acquired Assets, and will furnish Purchaser with such financial and operating data concerning the Business or the Acquired Assets as Purchaser shall from time to time reasonably request.  Purchaser must receive prior written consent from Seller for access to and contact with Seller’s customers, such consent not to be unreasonably withheld.

5.8           Transition and Cooperation.  From and after the Closing, (a) Seller shall provide reasonable cooperation to transition to Purchaser the control and enjoyment of the Business and the Acquired Assets; and (b) Seller shall promptly deliver to Purchaser all correspondence, papers, documents and other items and materials received by Seller or found to be in the possession of Seller which pertain to the Business or the Acquired Assets.

5.9           Employees.  Seller shall cooperate with Purchaser to assist Purchaser in retaining the Key Employees and such other employees working in the Business that Purchaser desires to retain after the Closing.

5.10          Market Stand-Off Agreement.  Seller hereby agrees that, during the period of duration specified by Parent and an underwriter of the Parent’s Common Stock or other securities of Parent, following the effective date of a registration statement of Parent filed under the Act in connection with Parent’s underwritten public offering of securities on Form S-1 pursuant to the Act (an “IPO”), it shall not, to the extent requested by Parent and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of Parent held by it at any time during such period except Common Stock of the Parent included in such registration; provided, however, that (i) all then executive officers and directors of Parent and all shareholders of the Parent holding more than five percent (5%) of Parent’s outstanding voting securities enter into similar agreements, and such market stand-off time period shall not exceed one hundred eighty (180) days, subject to extension for no more than an additional 34 days as requested by the underwriters to ensure compliance with applicable FINRA rules related to the publishing of research reports.  To enforce the foregoing covenant, Parent may include an appropriate legend on any securities of Parent held by the Seller and may impose stop transfer instructions with respect to any securities of Parent (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

5.11          Indemnification for Tax Liability.  If the Closing Date occurs in calendar year 2013, Parent shall indemnify Seller and/or Seller’s members for any increase in income tax liability to such Seller or member solely as a result of changes in income tax rates applicable to a closing in calendar year 2013 as compared to a closing in calendar year 2012. Seller shall provide a detailed calculation (with supporting documentation) of any such increase to Parent by the later of thirty (30) days following the Closing and April 15, 2013. Such calculation shall be promptly reviewed by Parent, and any mutually agreed upon amounts shall be promptly remitted from the Estimated Tax Amount escrowed at Closing pursuant to Section  2.6(a)(iii), with any remaining Estimated Tax Amount returned to Parent.

5.12          Parent Funding.  Parent shall use commercially reasonable efforts to consummate the closing of one of the transactions described in Section 7.8 prior to the Termination Date.

ARTICLE VI

POST CLOSING OPERATIONS

6.1           Purchaser Obligations.  During the period from the Closing until the end of the Second Supplemental Earnout Period, Purchaser will manage the Business in good faith with a view to maximizing the long-term value of Parent and its subsidiaries taken as a whole. Parent’s or Purchaser’s consideration of and decisions made in light of normal business consideration factors, such as profit margins, costs of marketing and sales activities, commercial feasibility, market and technology developments, market acceptance, business opportunities, business resources, competition and competitive advantages and disadvantages, and economic conditions, shall constitute management of the Business by Purchaser in good faith.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND PURCHASER

The obligations of Parent and Purchaser under Article II of this Agreement are subject to the satisfaction of the following conditions precedent on or before the Closing, unless waived in writing by Parent and Purchaser in their sole discretion:

7.1           Warranties True.  The representations and warranties of Seller contained herein shall have been true and correct in all respects on and as of the date of this Agreement; and, the representations and warranties of the Business and Seller contained herein shall be true and correct in all material respects on and as of the Closing (except in the case of any representation or warranty which itself is qualified by materiality or Material Adverse Effect or Material Adverse Change, which representation and warranty must be true and correct in all respects).

7.2           Compliance with Covenants.  Seller shall have performed and complied in all material respects with all of their respective covenants, obligations and agreements contained in this Agreement to be performed by them on or prior to the Closing Date.

7.3           Consents; Approvals.  Purchaser shall have received written evidence to the satisfaction of Purchaser that all consents and approvals of any Governmental Authorities or any other Persons required, if any, for Seller’s consummation of the transactions contemplated hereby have been obtained by Seller.

7.4           No Action.  No Order of any Governmental Authority shall have been entered that enjoins, restrains or prohibits this Agreement or the consummation of the transactions contemplated by this Agreement.  No governmental action shall be pending or threatened that seeks to enjoin, restrain, prohibit or obtain damages with respect to this Agreement or the complete consummation of the transactions contemplated by this Agreement.  No governmental investigation shall be pending or threatened that might result in any such Order, suit, action or proceeding.

7.5           Closing Deliveries.  Purchaser shall have received, in form and substance reasonably satisfactory to Purchaser, such agreements, documents, instruments and certificates as shall be reasonably requested by Purchaser to consummate the transactions contemplated hereby to and convey to Purchaser the Business and the Acquired Assets as contemplated herein, including the following duly executed instruments:

(a)           all consents listed in Section 3.3 of the Schedule of Exceptions;

(b)           a certificate of Seller’s Secretary certifying as to resolutions adopted by Seller’s Sole Manager approving the transactions described herein;

(c)           a good standing certificate for Seller from the State of New Jersey;

(d)           the Key Employee Employment Agreements duly executed and delivered by each of Leonard Semon and Gary Del Grande;

(e)           the Bill of Sale;

(f)            the Trademark License Agreement;

(g)           the Transition Services Agreement; and

(h)           a payoff letter or similar documentation, in form reasonably acceptable to Purchaser, terminating any Liens on any of the Acquired Assets, together with executed UCC-2 or UCC-3 termination statements (or any other applicable termination statement) executed by each Person holding Liens on any Acquired Asset.

7.6           No Bankruptcy; Material Adverse Effect.  Seller shall not have entered, or have entered against it, an Order of relief under the Bankruptcy Code, and there shall not have occurred any Material Adverse Effect or Material Adverse Change.

7.7           Key Employees.  The Key Employee Employment Agreements shall be in full force and effect and no Key Employee shall have given notice or other indication that such Key Employee intends to terminate his employment with Purchaser following the Closing.

7.8           Parent Funding. Parent shall have closed either (a) the IPO or (b) a private financing, in either case resulting in sufficient available funds to pay the Initial Cash Payment.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

The obligations of Seller under Article II of this Agreement are subject to the satisfaction of the following conditions precedent on or before the Closing, unless waived by Seller:

8.1           Warranties True.  The representations and warranties of Parent and Purchaser contained herein shall have been true and correct in all material respects on and as of the date of this Agreement; and, the representations and warranties of Parent and Purchaser contained herein shall be true and correct in all material respects on and as of the Closing (except in the case of any representation or warranty which itself is qualified by materiality or material adverse effect or material adverse change, which representation and warranty must be true and correct in all respects).

8.2           Compliance with Covenants.  Parent and Purchaser shall have performed and complied in all material respects with all of their respective covenants, obligations and agreements contained in this Agreement to be performed by such Party on or prior to the Closing Date.

8.3           No Action.  No Order of any Governmental Authority shall have been entered that enjoins, restrains or prohibits this Agreement or the consummation of the transactions contemplated by this Agreement.  No governmental action shall be pending or threatened that seeks to enjoin, restrain, prohibit or obtain damages with respect to this Agreement or the complete consummation of the transactions contemplated by this Agreement.  No governmental investigation shall be pending or threatened that might result in any such Order, suit, action or proceeding.

8.4           Closing Deliveries.  Seller shall have received, in form and substance reasonably satisfactory to Seller, such payments, agreements, documents, instruments and certificates as shall be reasonably requested by Seller to consummate the transactions contemplated hereby, including the following duly executed instruments:

(a)           the Initial Cash payment;

(b)           a Parent Common Stock certificate for the number of shares of Parent Common Stock representing the Initial Share Issuance;

(c)           a good standing certificate for each of Parent and Purchaser (if applicable) from the State of Delaware;

(d)           a certificate of Parent’s Secretary and a certificate of Purchaser’s Secretary (if applicable) certifying as to resolutions adopted by each such Party’s Board of Directors approving the transactions described herein;

(e)            the Key Employee Employment Agreements duly executed and delivered by Purchaser;

(f)            the Trademark License Agreement; and

(g)           the Transition Services Agreement.

8.5           No Bankruptcy.  Purchaser shall not have entered, or have entered against it, an Order of relief under the Bankruptcy Code.

8.6           Consents; Approvals.  Seller shall have obtained the written consents and approvals of PNC Bank, Tekmark Computer Services, Inc. and Tekmark Computer Services of Pennsylvania, Inc. for the consummation of the transactions contemplated in this Agreement.

ARTICLE IX

TERMINATION

9.1           Termination.  This Agreement may be terminated at any time on or prior to the Closing:

(a)           By the written consent of Seller and Purchaser;

(b)           By Purchaser by written notice to Seller if any event occurs or condition exists that would render impossible the satisfaction of one or more conditions to the obligations of Purchaser to consummate the transactions contemplated by this Agreement as set forth in Article VII and that, if capable of cure, has not been cured within 10 Business Days of receipt by Seller of notice thereof from Purchaser;

(c)           By Seller by written notice to Purchaser if any event occurs or condition exists that would render impossible the satisfaction of one or more conditions to the obligation of Seller to consummate the transactions contemplated by this Agreement as set forth in Article VIII and that, if capable of cure, has not been cured within 10 Business Days of receipt by Purchaser of notice thereof from Seller;

(d)           By Purchaser by written notice to Seller if there has been a material misrepresentation or other material breach by Seller of the representations, warranties or covenants of Seller set forth herein that, if capable of cure, has not been cured within 10 Business Days of receipt by Seller of notice thereof from Purchaser; or by Seller if there has been a material misrepresentation or other material breach by Purchaser of the representations, warranties and covenants of Purchaser set forth herein that, if capable of cure, has not been cured within 10 Business Days of receipt by Purchaser of notice thereof from Seller;

(e)           By written notice of Seller or Purchaser, to the other Parties, if any court of competent jurisdiction or other Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such Order or other action shall have become final and nonappealable; or

(f)            By written notice of Purchaser, on the one hand, or Seller, on the other hand, to the other Parties hereto, if the Closing has not occurred on or before does not occur on or before March 1, 2013 (the “Termination Date”).  Any extensions of the Closing Date shall require the mutual written consent of Seller and Purchaser.

9.2           Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto or their respective officers, directors, stockholders or Affiliates, except to the extent that such termination results from a breach by a party hereto of any of its representations, warranties or covenants contained herein; provided that, the provisions of this Article IX and Article XI shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE X

INDEMNIFICATION

10.1         Survival.  The representations and warranties of the Parties in this Agreement shall survive the Closing until the one (1) year anniversary of the Closing Date or such other later date as set forth herein; provided that, the representations and warranties of the Seller set forth in Section 3.15 shall survive until the applicable statute of limitation with respect thereto.

10.2         Indemnification by Seller.  Subject to the limitations and conditions for indemnification contained in this Article X, Seller shall indemnify, defend and hold harmless Parent, Purchaser and their respective Affiliates, directors, officers, employees, agents and assigns and successors, against any Losses, relating to or arising out of:

(a)           any breach of any representation or warranty made by Seller in Article III of this Agreement (including the Schedule of Exceptions);

(b)           any breach of any covenant of Seller in this Agreement;

(c)           any Pre-Closing Taxes;

(d)           any Excluded Liabilities; and

(e)            the operation of the Business and the ownership of the Acquired Assets by Seller prior to the Closing.

10.3         Indemnification by Purchaser.  Subject to the limitations and conditions for indemnification contained in this Article X, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates, directors, officers, employees, agents and assigns and successors, against any Losses relating to or arising out of:

(a)           any breach of any representation or warranty made by Parent or Purchaser in Article IV of this Agreement;

(b)           any breach of any covenant of Parent or Purchaser in this Agreement;

(c)           any Post-Closing Taxes;

(d)           any Assumed Liabilities; and

(e)           the operation of the Business and the ownership of the Acquired Assets by Purchaser after the Closing.

10.4          Procedures for Making Claims.  If and when a person entitled to indemnification hereunder (the “Indemnitee”) desires to assert a claim for Losses against any person obligated to provide indemnification hereunder (the “Indemnitor”), the Indemnitee shall deliver to the Indemnitor a certificate signed by such Indemnitee (if the Indemnitee is an entity, the certificate shall be signed by its chief executive officer or chief financial officer) (a “Notice of Claim”), which Notice of claim shall: (i) state that the Indemnitee has paid or accrued (or intends to pay or accrue) Losses to which it is entitled to indemnification pursuant to this Article X and the amount thereof (to the extent then known); and (ii) specifying to the extent possible (A) the individual items of Losses in the certificate, (B) the date each such item was or is expected to be paid or accrued, to the extent known, and (C) the basis upon which Losses are claimed (including the specific clause of this Agreement pursuant to which such indemnification is being sought).  Such Notice of Claim shall be delivered promptly following the Indemnitee’s determination that there are indemnifiable Losses, and in any event prior to the expiration of any applicable survival period as set forth in Section 10.1; provided, however, that a delay in giving notice (except to the extent beyond the end of the applicable survival period) shall only relieve the Indemnitor of liability to the extent the Indemnitor suffers actual prejudice because of the delay.  If the Indemnitor shall object to such Notice of Claim, the Indemnitor shall deliver written notice of objection (the “Notice of Objection”) to the Indemnitee within fifteen (15) Business Days after receipt of the Notice of Claim.  The Notice of Objection shall set forth the grounds upon which the objection is based and state whether the Indemnitor objects to all or only a portion of the matter described in the Notice of Claim.  The Losses set forth in the Notice of Claim shall be payable to the Indemnitee within twenty (20) Business Days of the expiration of such fifteen (15) Business Day period without the necessity of further action to the extent the Indemnitor has not delivered a Notice of Objection.  If the Indemnitor shall timely deliver a Notice of Objection, the Indemnitor and the Indemnitee shall attempt in good faith to agree upon the rights of such Persons with respect to the claim in the Notice of Claim.  If they are unable to reach an agreement within fifteen (15) Business Days, either the Indemnitor or the Indemnitee may demand arbitration of the matter (unless the matter is at issue in a pending third party claim, in which case arbitration shall not be commenced until such amount is ascertained or both persons agree to arbitration), and the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to the Indemnitor and the Indemnitee.  In the event that within ten (10) days after submission of any dispute to arbitration, the Indemnitor and the Indemnitee cannot mutually agree on one arbitrator, the Indemnitor and the Indemnitee shall each select one arbitrator and the two arbitrators so selected shall select a third arbitrator.  The arbitrator(s) shall set a limited time period and establish procedures designed to reduce the cost and time for discovery.  The decision of the arbitrator or a majority of the arbitrators, as the case may be, as to the validity and amount of any claim for indemnification for Losses (a “Resolved Amount”) shall be binding and conclusive upon the Indemnitor and the Indemnitee.  Such decision shall be delivered in writing and shall be supported by written findings of fact and conclusions which shall set forth the award or Order awarded by the arbitrator(s).  Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

10.5          Defense Procedure for Third Party Claims.  If any claim, demand or liability that could constitute indemnifiable Losses hereunder is asserted by any third party against any Indemnitee, the Indemnitor shall upon the written request of the Indemnitee, defend any actions or proceedings brought against the Indemnitee in respect of matters embraced by the indemnity provided under this Article X, but the Indemnitee shall have the right to conduct and control the defense, compromise or settlement of any such claim, demand or liability if the Indemnitee chooses to do so, on behalf of and for the account and risk of the Indemntor who shall be bound by the result so obtained to the extent provided herein; provided, that if the Indemnitor is not allowed to control the defense, they may provide advice or participate in the defense of any third party claim through counsel of its choosing, but the fees and expenses of such counsel shall be at the expense of the Indemnitor.  If, after a request to defend any action or proceeding, the Indemnitor neglects to defend the Indemnitee, a recovery against the latter suffered by it in good faith, is conclusive in its favor against the Indemnitor, provided, however, that, if the Indemnitor did not receive reasonable notice of the action or proceeding against the Indemnitee, or is not allowed to control the defense, judgment against the Indemnitee is only presumptive evidence against the Indemnitor that any resulting Losses constitute an indemnifiable claim under this Article X.  The Parties shall cooperate in the defense of all third party claims that may give rise to indemnifiable claims hereunder.  In connection with the defense of any claim, each Party shall make available to the Party controlling such defense, any books, records or other documents within its control that are reasonably requested in the course of such defense.  Except with the consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed), no settlement of any such claim with any third party claimant shall be determinative of the amount of Losses relating to such matter, but shall only be presumptive evidence of the amount of Losses constituting such indemnifiable claim.  In the event that the Indemnitor has consented to any such settlement, the Indemnitor shall have no power or authority to object under any provision of this Article X to the existence and amount of any claim by the Indemnitee with respect to such settlement.  Indemnification payments with respect to third party claims shall be paid by the Indemnitor upon (i) the entry of a judgment against the Indemnitee and the expiration of any applicable appeal period; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnitee; or (iii) a settlement of such claim, in each case subject to the dispute resolution provisions of Section 10.4.

10.6          Right of Setoff.  If there is determined to be any indemnifiable Losses by Seller as the Indemnitor (whether by agreement, failure to object or decision of arbitrator(s)) (“Determined Losses”) payable to a Purchaser Indemnitee, Purchaser shall be entitled to retain as an offset, without any further action by Seller, (a) a portion (up to all) of any Earnout Payment, or (b) a portion (up to all) of any claim of Losses by Seller as an Indemnitee (or any Seller related Indemnitee) equal to such Determined Losses and in satisfaction thereof to the extent of such offset, and such offset shall be deemed to occur automatically such as to reduce, as applicable, the applicable payments otherwise payable by Purchaser.  In addition, if a Purchaser Indemnitee has made a claim for Losses that has not yet been resolved (including in connection with a third party claim), Purchaser shall be entitled to hold back the amount of such claimed Losses from any payments that would otherwise be due as part of any Earnout Payment the full amount of such claim until resolution and determination thereof; provided that any such held back amount shall be deposited with and held by a mutually agreed upon independent third party escrow agent until such claim is resolved.

10.7          Indemnification Limitations.

(a)           The amount of any claim for Losses by Parent or Purchaser and the other Parent or Purchaser related Indemnitees (collectively, “Purchaser Indemnitees”) for indemnification claims pursuant to Section 10.2(a) shall not be payable hereunder until such time as the aggregate amount of all Losses of Purchaser Indemnitees under this Agreement exceeds Fifty Thousand Dollars ($50,000) (the “Threshold Amount”); and thereafter only for Losses of Purchaser Indemnitees in excess of the Threshold Amount.  In no event shall the aggregate amount of liability of Seller for Losses for indemnification claims pursuant to Section 10.2(a) exceed the sum of (i) an amount equal to fifty percent (50%) of the portion of the Initial Cash Payment actually received by such Seller plus (ii) fifty percent (50%) of the Earnout Payments.  The limitations provided in this Section 10.7(a) shall not apply to any indemnification claim pursuant to Section 10.2(b), (c), (d) or (e).

(b)           The amount of any claim for Losses by Seller and the other Seller related Indemnitees (collectively, “Seller Indemnitees”) for indemnification claims pursuant to Section 10.3(a) shall not be payable hereunder until such time as the aggregate amount of all Losses of Seller Indemnitees under this Agreement exceeds the Threshold Amount; and thereafter only for Losses of Seller Indemnitees in excess of the Threshold Amount.  In no event shall the aggregate amount of liability of Purchaser for Losses for indemnification claims pursuant to Section 10.3(a) exceed 50% of the Purchase Price.  The limitations provided in this Section 10.7(b) shall not apply to any indemnification claim pursuant to Section 10.3(b), (c), (d) or (e).

10.8         Sole Remedy.  In the event the Closing occurs, the sole and exclusive liability and responsibility of the Parties hereunder in connection with the transactions described herein (including for any breach of or inaccuracy in any representation or warranty or for any breach of any covenant or obligation or for any other reason), shall be as set forth in this Article X; provided, however, that nothing in this Section 10.8 shall prohibit any Party from obtaining specific performance or injunctive relief pursuant to Section 11.10.

10.9         Treatment of Indemnity Payments.  Any payments made pursuant to this Article X shall be treated as an adjustment to the Purchase Price for all income Tax purposes and none of the parties shall take a contrary position with respect to any Tax Return, audit or other proceeding.

10.10       Insurance and Third-Party Recoveries.  Any Losses for which indemnification is provided to any Indemnitee under this Article X shall be net of any amounts actually recovered by an Indemnitee from third parties (including, without limitation, amounts recovered under insurance policies) with respect to such Losses after having subtracted from the amounts so recovered the costs incurred by the Indemnitee in pursuing such recovery.

ARTICLE XI

MISCELLANEOUS

11.1         Expenses.  Except as otherwise expressly provided in this Agreement, each party hereto shall bear its own expenses with respect to the transactions contemplated hereby.

11.2         Amendment.  This Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and Seller.

11.3         Notices.  Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by personal-delivery, (b) on the date of transmission if sent prior to 5:00 p.m. (at the place of receipt) on a Business Day by facsimile or other electronic transmission including email with electronic confirmation of successful transmission, otherwise on the next succeeding Business Day, (c) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (d) on the date of delivery if delivered on a Business Day by nationally recognized express mail or courier service, otherwise on the next succeeding Business Day:

If to Parent and/or Purchaser, addressed as follows:

Genesis Group Holdings Inc.
Attn:  Lawrence Sands, S.V.P.
2500 N. Military Trail
Boca Raton, Florida 33431Facsimile No.:  561-988-2307
lsands@digitalcomminc.com

with a copy to (which shall not constitute notice):

Warren T. Lazarow, Esq.
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Facsimile No.: 650-473-2601
wlazarow@omm.com

If to Seller, addressed as follows:

Tekmark Global Solutions, LLC
Attn:  Charles K. Miller, Chief Financial Officer
100 Metroplex Drive, Suite 102
Edison, New Jersey
Facsimile:  (732) 572-7117
Chuck@tekmarkinc.com

or to such other individual or address as a Party hereto may designate for itself by notice given as herein provided.

11.4         Waivers.  The failure of a party to require performance of any provision shall not affect its right at a later time to enforce the same.  No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing.

11.5         Counterparts; Facsimile or Electronic Signature.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  A signature of a party transmitted by facsimile or electronic mail shall constitute an original for all purposes.

11.6         Interpretation.  The headings preceding the text of Articles and Sections included in this Agreement and the headings to exhibits, schedules or annexes to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given effect in interpreting this Agreement.

11.7         Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New Jersey without giving effect to the principles of conflicts of law thereof.

11.8         No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and no provision of this Agreement shall be deemed to confer rights upon any other Person, other than as expressly set forth herein.

11.9         Severability.  If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

11.10       Jurisdiction, Service of Process.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent or to address breaches or threatened breaches of this Agreement, without the necessity of proving actual damages or posting bond, and to enforce specifically the terms and provisions of this Agreement in the federal court located in the District of New Jersey or any New Jersey state court located in Middlesex County, New Jersey, this being in addition to any other remedy to which they are entitled at law or in equity pursuant to, and as limited by, the terms of this Agreement.  In addition, each of the Parties hereto (a) consents to submit itself to the personal jurisdiction in the federal court in the District of New Jersey and New Jersey state courts located in Middlesex County, New Jersey in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any other court, and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby.  EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING OUT OF THIS AGREEMENT.

11.11       Attorney Fees and Costs.  Except as otherwise provided in Section 2.7 with respect to the determination of adjustments to the Initial Closing Payment, the prevailing party in any litigation, arbitration proceeding or other action shall be awarded all of its or their costs and expenses including, but not limited to, reasonable attorney fees against the non-prevailing Party.  This provision shall apply to such expenses incurred at the trial and all appellate levels, without respect to who is the initiating party and shall apply to an action for declaratory relief if the party instituting it asserts specific contentions concerning this Agreement which is ruled upon by the court or arbitration.

11.12       Waivers of Inducement. The Parties hereto waive any right to assert or claim that they were induced to enter into this Agreement by any representation, promise, statement, or warranty made by any Party or any Party's agent which is not expressly set forth in this Agreement in writing.

11.13       Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither Seller nor Purchaser may assign, delegate or otherwise transfer such Party’s rights or obligations hereunder, including by operation of law, without the prior written consent of the other Party; provided that Purchaser may assign its rights hereunder to Tekmark Telecom Professional Services Inc., a newly formed subsidiary of Purchaser; provided further that Purchaser remains primarily liable for the satisfaction and fulfillment of Purchaser’s covenants, duties and obligations hereunder.  In the event of any permitted assignment, the assignor shall be responsible for all obligations of the assignee and shall be bound in all respects by the provisions hereof.

11.14       Use of Certain Terms.  As used in this Agreement, the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph or other subdivision.  The use of the term “including” shall be deemed to be followed by “without limitation”.

11.15       Parent Guaranty.  If Purchaser is a subsidiary of Parent, Parent shall deliver a guaranty in a form reasonably acceptable to Parent and Seller, which guaranty shall guaranty all of Purchaser’s obligations under this Agreement and under all of the other Transaction Documents, including, without limitation, payment of the Earnout Payments and Purchaser’s indemnification obligation pursuant to Section 5.11 and Section 10.3 of this Agreement.

11.6         Entire Understanding.  This Agreement and the Transaction Documents sets forth the entire agreement and understanding of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings among the parties.

{Signature page to follow}

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

PARENT:

Genesis Group Holdings, Inc.

By:	/s/ Mark E. Munro
Name:	Mark E. Munro
Title:	Chief Executive Officer

SELLER:

Tekmark Global Solutions, LLC

By:	/s/ Guy Del Grande
Name:	Guy Del Grande
Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]